(Excerpt Translation)


                                                                 August 11, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in July 2006 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the preceding                               3,609,997,492 shares
    month

    Total number of shares changed during the Current Month                                          0 shares

    (out of which, as a result of exercise of stock                                                 (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                                                    (0 shares)

    Number of listed shares as of the end of the Current Month                           3,609,997,492 shares

2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month                                    8,700 shares

    (out of which, number of newly issued shares)                                                   (0 shares)

    (out of which, number of shares transferred from treasury                                   (8,700 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                          JPY 25,734,600

    (out of which, aggregate amount of newly issued shares)                                            (JPY 0)

    (out of which, aggregate amount of shares transferred from                                (JPY 25,734,600)
    treasury shares)


3.  Stock acquisition rights (2nd series) exercised


[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month                                   20,200 shares

    (out of which, number of newly issued shares)                                                   (0 shares)

    (out of which, number of shares transferred from treasury                                  (20,200 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                                          JPY 62,943,200

    (out of which, aggregate amount of newly issued shares)                                            (JPY 0)

    (out of which, aggregate amount of shares transferred from                                (JPY 62,943,200)
    treasury shares)